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Exhibit 99(a)(9)



                        CERTAINTEED CORPORATION EXTENDS
               BRUNSWICK TECHNOLOGIES TENDER OFFER THROUGH MAY 18


Valley Forge, PA, April 24, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced that it has extended its tender offer for all of the outstanding shares, including the associated rights to purchase preferred stock, of Brunswick Technologies, Inc. (Nasdaq: BTIC) at a price of $8.00 per share, in cash. The offer, which was scheduled to expire at midnight on May 17, 2000, has been extended through midnight, New York City time, on May 18, 2000.

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent for the offer.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

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This release may contain some forward-looking statements.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121